RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

There are several risks and uncertainties in our business plan, including but not limited to the following:

Risks Relating to the Company and its Business

Our company is brand new and has very limited operating history. Called Higher Studios was incorporated in June 2019. There is limited historical information upon which an evaluation of our past performance and future prospects in the entertainment industry can be made. Moreover, our business model is new and evolving. It is unclear at this point which of any of our current and intended plans may come into fruition and, if they do, which ones will be a success. Called Higher Studios, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will ever become profitable or generate sufficient revenues to operate our business or pay dividends.

Our business model is fairly new and untested. We are the first company to attempt this business model in the faith based and Christian genre. To our knowledge, only one other fan owned movie studio exists to date. Therefore, our business model has not been tested with any scale or significance in the market place. It is our hypothesis that aggregating fans and investors, by allowing them to be invested in our company will give us a competitive advantage in the market place, but our hypothesis could be wrong. There is no assurance that we will be able to derive any benefits from being fan owned and being fan owned may actually work against us. Even if our concept succeeds to provide us with a competitive advantage, other companies with more resources than ours may copy our idea causing us to lose this competitive advantage.

We have not yet generated revenue or profit and it will take a long time for us to become profitable. We are a new company and have not yet generated any revenue or profit. We do not yet have customers and we are only in the beginning stages of building a community of followers. We are working towards developing the script for our first film, but it will take us at least 12 to 24 months to complete the production and filming of this first project. It will take even longer for us to monetize this first project, launch subsequent film or television projects and to achieve profitability.

Our auditor has issued a "going concern" opinion. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Called Higher Studios was incorporated in June 2019. As of December 31, 2020, date of our last audited financial statements, we have not yet generated any revenue from entertainment projects. We have sustained net losses of $601,815 and $52,740 for the periods ended December 31, 20120 and December 31, 2019, respectively. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we were successful in raising $1.5M in recent crowdfunding campaigns and other fundraising activities, our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

The offering price has been arbitrarily set by the company. Called Higher Studios has set the price of its Class A Voting Common Stock at $5.52 per share (see "The Company's Business – How We Determined the Offering Price in this Offering"). Valuations for companies at this stage are generally purely speculative. We have not generated any revenue from the entertainment projects we plan to pursue. While there is emerging customer interest, we have no deals in place yet. Our valuation has not been validated by any independent third party, and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation. See "Dilution" for more information.

We will need to raise additional funds. We will likely require many more rounds of fundraising. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we may need to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price or offering terms or rights (such as liens over our assets) that are more favorable to new investors or creditors than to investors in this offering. If this happens, your investment in our company could be significantly or drastically diluted. See "Dilution" for more information. If we are unable to find additional investors willing to provide capital, we may choose to cease our sales activity, which may result in the company performing below expectations and which could adversely impact the value of your investment.

Success in the entertainment industry is highly unpredictable and we cannot guarantee that our content will be successful in the market. Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends, and preferences frequently change, and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the faith based entertainment business, our business and financial performance will likely suffer. We may not be able to develop projects that will become profitable or that will appeal to our audiences. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

We face significant market competition. We will compete with larger, established, well-financed entertainment companies that already have developed content, including films and television shows. They have more significant financial, marketing, sales, and human resources than we do. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive projects or offers to existing and potential customers and employees. New competitors may also enter the market. There can be no assurance that entertainment content developed by us will be preferred to any existing or newly developed content. We will also compete against streaming services, live events and other recreational activities that our potential viewers may choose to attend or watch instead of our programming or content. Our failure to compete effectively could result in a significant loss of project support, viewership, ticket or box office sales, merchandise sales, any of which could adversely affect our operating results.

Entertainment projects can be risky and can often exceed budgets. The entertainment industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Developing and monetizing entertainment projects such as movies and television shows usually requires significant capital investment to fund expenditures on activities such as producing a television pilot or producing or co-producing a movie. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects. We plan to develop a diverse slate of projects in the faith based entertainment industry, including feature films and television shows. The Called Higher Studios management team will make final decisions on all projects. We may choose projects you don't like, don't believe in, or even ones you object to.

If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected. Christian, faith based, and family oriented content has an intense core fan base, but it is not as large as the general market. The lack of awareness of our brand among viewers that have a large number of entertainment choices may adversely affect our operating results. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected.

Even if one of our projects is successful, we might not realize profits for a long time. Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial, and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content and we have no binding agreements with these parties. Our success in developing, producing and monetizing content relies heavily on third party creators and producers such as studios, development, production and distribution companies, television networks, etc. We will need to establish formal, legally binding agreements with these third parties for specific projects. These third parties may give more time and attention to other entertainment companies which are better funded or better known, or have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially, and even if we do, there is no guarantee that our partners will put forth all the resources required to help make our projects successful. In the future, we plan to hire additional employees and add well-known advisors to our company. However, any number of these employees or advisors may change their minds and terminate their relationships with the company at any time.

We depend on our founders and a small management team, and will need to hire more people to be successful. Our success will greatly depend on the skills, connections and experiences of our two founders, Jason Brown and Ash Greyson. Our company may not continue operations if either of them discontinues working for Called Higher Studios. We will also need to hire creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Additionally, the writers, performers and other key people that we retain may stop working for us for any number of reasons and we may not be able to find suitable replacements for them.

Our founders control the company and we currently have no independent directors. Our two founders are currently also our controlling shareholders. We have one director, Jason Brown, who is one of our founders and who owns 75% of Global Development Alpha, LLC, which is our main shareholder. As holders of the Class B Common Voting Stock, which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Voting Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock. They will therefore control the board at the conclusion of this offering. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Global Development Alpha, LLC's voting power through its ownership of Class B Voting Common Stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions with the company. We also do not benefit from the advantages of having any independent directors, which advantages include outside perspectives on strategy and control, new skills and knowledge that may not be available within Called Higher Studios, and extra checks and balances to prevent fraud and produce reliable financial reports.

We may not be able to protect all our intellectual property. Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. Any litigation for protecting our intellectual property or defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors, all of which are uncertain and cannot be predicted. In our industry, the COVID-19 pandemic has virtually shut down the supply chain for new productions, delayed major film releases, closed most of the theaters in the United States, and disrupted the global entertainment industry in a negative manner. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies, such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic.

Changes in the regulation or terms of use of social media companies may impact our ability to reach our core audience. One of the ways that we reach our core audience is through advertising on social media platforms. Social media allows us to do this because we can directly market to social media users who have expressed interest in faith centered films instead of having to disseminate advertising in an unfocused manner. However, social media companies are under increased scrutiny. This scrutiny may result in changes to regulation impacting social media companies, or changes to their terms of use. Such changes could result in our core audience leaving social media, thereby reducing our ability to reach them, or potentially reducing our ability to advertise religious and faith centered films at all. If we are not able to effectively reach our core audience through marketing on social media, our financial performance will be negatively impacted.